UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A
CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
 OR  ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a)
OR SECTION  15(d)   OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-16731

Van der Moolen Holding N.V.
(Exact name of registrant as specified in its charter)

Keizersgracht 307, 1016 ED Amsterdam The Netherlands (31) 20 535 6789
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Receipts each representing one common share.
(Title of each class of securities covered by this Form)

Please place an X in the box(es) to indicated the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	X	Rule 12h-6(c)	□
Rule 12h-6(b)	□	Rule 12h-6(h)	□

Definitions

In this Form 15F, the term the “Company” refers to Van der Moolen N.V., alone or together with its subsidiary undertakings, as the context so permits.

In this Form 15F, the term “common shares” refers to ordinary shares of par value €0.08 per share of the Company, and the term “ADSs” refers to American depositary shares each representing one ordinary share and evidenced by American depositary receipts (“ADRs”).

In this Form 15F, the term “SEC” or “Commission” refers to the Securities and Exchange Commission.

Part I

Item 1.  Exchange Act Reporting History

A.           The Company first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 as amended (the “Exchange Act”) on October 18, 2001 when its ADSs were listed on the New York Stock Exchange (“NYSE”).

B.           The Company has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this form. The Company has filed annual reports under section 13(a) on Form 20-F for each year since its listing.

Item 2.  Recent United States Market Activity

The Company has never sold securities in the United States in any registered offering under the Securities Act of 1933 (the “Securities Act”).

Item 3.  Foreign Listing and Primary Trading Market

A.           The primary trading market for the Company’s common shares is the NYSE Euronext in The Netherlands.

B.           The Company’s common shares were initially listed on the Amsterdam Stock Exchange (subsequently Euronext, and now NYSE Euronext) in December of 1986. The Company has continually maintained a listing of its common shares on the Amsterdam Stock Exchange (subsequently Euronext, and now NYSE Euronext) since that date.

C.           The percentage of trading in the Company’s common shares that occurred on the NYSE Euronext as of the 12-month period from December 28, 2007 to December 29, 2008 (the “Recent 12-Month Period”) was 98.7%.

Item 4.  Comparative Trading Volume Data

A.           The first and last days of the Recent 12−Month Period used to meet the requirements of Rule 12h−6(a)(4)(i) are December 28, 2007 and December 29, 2008, respectively.

B.           The average daily trading volume (“ADTV”) of the Company’s common shares, including those represented by ADRs and ADSs, in the United States during the Recent 12−Month Period was 4,623. The ADTV of the Company’s common shares on a worldwide basis was 356,296 during the same period.

C.           During the Recent 12-Month Period, the ADTV of the Company’s ADSs in the United States was 1.3% of the ADTV of the Company’s ordinary shares on a worldwide basis.

D.           The Company delisted its ADSs from the NYSE effective December 6, 2007. As of that date, the ADTV of the common shares in the United States as a percentage of the ADTV for the common shares on a worldwide basis for the 12−month period preceding that date was 13.7%.

E.           The Company terminated its sponsored American Depository Receipt (ADR) facility for ADSs representing the common shares effective December 28, 2007. As of that date, the ADTV of the common shares in the United States as a percentage of the ADTV for the common shares on a worldwide basis for the 12−month period preceding that date was 13.7%.

F.           To determine whether the Company met the requirements of Rule 12h-6, the Company relied in good faith on Bloomberg.

Item 5.  Alternative Record Holder Information

Not applicable.

Item 6.  Debt Securities

Not applicable.

Item 7.  Notice Requirement

A.           Pursuant to Rule 12h-6(h), the Company published a notice of its intent to terminate its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both, by means of a press release issued on November 15, 2007.

B.           This press release was then circulated by all of the major financial news wire services in the United States and submitted to the Commission on Form 6−K on November 15, 2007. Additionally, the notice was published on the Company’s website.

Item 8.  Prior Form 15 Filers

Not applicable.

Part II

Item 9.  Rule 12g3-2(b) Exemption

The Company intends to publish information required under Rule 12g3-2(b)(1)(iii) on the Company’s internet website at www.vandermoolen.com.

Part III

Item 10.  Exhibits

Not applicable.

Item 11.  Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of the filing of the Form 15F:

1.
The average trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Pursuant to the requirements of the Securities Exchange Act of 1934, Van der Moolen N.V. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Van der Moolen N.V. certifies that, as represented on this Form, it has complied with all the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Van der Moolen N.V.

By:	/s/ Richard E. den Drijver
	Name:	Richard E. den Drijver
	Title:	Chairman of the Executive Board Van der Moolen Holding N.V.

Date:   January 27, 2009